Exhibit 99.1

BAYTEX ANNOUNCES CLOSING OF US$800 MILLION
PRIVATE PLACEMENT OFFERING OF SENIOR NOTES

CALGARY, ALBERTA (June 6, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announced today the closing of its private placement offering (the “offering”) of senior notes due 2021 (the "2021 Notes") and 2024 (the "2024 Notes" and, together with the 2021 Notes, the "Notes") in an aggregate principal amount of US$800 million. The 2021 Notes were issued at par in an aggregate principal amount of US$400 million, bear interest at a rate of 5.125% per annum and mature on June 1, 2021. The 2024 Notes were issued at par in an aggregate principal amount of US$400 million, bear interest at a rate of 5.625% per annum and mature on June 1, 2024. Each series of Notes will pay interest semi-annually in arrears.

Concurrently with the closing of the offering, the gross proceeds of the offering (plus an amount related to interest that would accrue on the Notes through a specified date) were deposited into an escrow account until the date on which certain escrow conditions are satisfied, including the closing of the acquisition of all of the ordinary shares of Aurora Oil & Gas Limited (the "Arrangement"). Prior to or concurrently with the escrow release, the existing credit facilities of Baytex will be replaced with a $1.0 billion revolving unsecured credit facility with a four-year term, a $200 million unsecured term loan facility with a two-year term and a US$200 million revolving unsecured credit facility with a four-year term for a U.S. subsidiary of Aurora Oil & Gas Limited.

Baytex intends to use a substantial portion of the net proceeds from the offering of the Notes to purchase the notes tendered and accepted for purchase in its previously announced cash tender offers (collectively, the “Tender Offers”) and consent solicitations for the 9.875% Senior Notes due 2017 and the 7.50% Senior Notes due 2020 of Aurora USA Oil & Gas, Inc. The remaining net proceeds will initially be used to reduce Baytex's outstanding indebtedness under its revolving credit facilities which will subsequently be re-drawn for general corporate purposes. The purpose of the offering, in conjunction with the Tender Offers, is to simplify Baytex’s debt capital structure following the completion of the Arrangement, which is expected to occur on June 11, 2014 (in Perth).

If the escrow conditions are not satisfied on or prior to June 16, 2014, Baytex delivers a notification that such conditions will not be satisfied or the Scheme Implementation Deed governing the Arrangement is terminated, Baytex will be required to redeem each series of Notes in full at a price equal to 100% of the applicable initial issue price of such Notes, plus accrued and unpaid interest from the date of issuance of such Notes up to, but excluding, the payment date of such mandatory redemption.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any Notes, nor shall there be any sale of Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of the Notes under the securities laws of any such jurisdiction. The Notes were issued in reliance on the exemption from the registration requirements provided by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and, outside of the United States, only to non-U.S. investors pursuant to

Baytex Energy Corp.
Press Release – June 6, 2014

Regulation S under the Securities Act. None of the Notes have been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to but not limited to: the timing of the implementation of new unsecured credit facilities and the terms of such facilities; the use of proceeds of the offering; and the timing of completion of the Arrangement. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the satisfaction or waiver of the other conditions to the Arrangement and the Tender Offers. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the Arrangement may not be completed on the terms contemplated or at all; closing of the Arrangement could be delayed or not completed if we are not able to obtain the necessary approvals required for completion or, unless waived, some other condition to closing is not satisfied; the Tender Offers and consent solicitations may not be completed on the terms contemplated or at all; and other factors, many of which are beyond the control of Baytex. Additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward- looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

All amounts are in Canadian dollars unless otherwise noted.

Baytex Energy Corp.

Baytex is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com